UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On February 9, 2023, REE Automotive Ltd. (the “Company”) announced that it was undertaking a reduction in the Company’s employee base by 31 employees representing approximately 11% of the Company’s workforce. The Company estimates that in connection with the reduction it will incur approximately $0.35 to $0.5 million in severance-related charges. A copy of the Company’s communication to employees regarding the reduction is attached hereto as Exhibit 99.1.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

This Form 6-K contains forward-looking statements, which are any predictions, projections or other statements about future events based on current expectations and assumptions that are subject to risks and uncertainties, which are described in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: February 9, 2023

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employee email dated February 9, 2023

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